

March 12, 2026

Ameet Mallik
Chief Executive Officer and Director
ADC Therapeutics SA
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland

>   **Re: ADC Therapeutics SA**
>   **Registration Statement on Form S-3**
>   **Filed March 10, 2026**
>   **File No. 333-294191**

Dear Ameet Mallik:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yasin Keshvargar, Esq.